SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of,	June	2010
Commission File Number	001-14620
Crystallex International Corporation
(Translation of registrant’s name into English)
8 King Street East, Suite 1201, Toronto, Ontario, Canada M5C 1B5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_______________

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1	Material Change Report, dated June 30, 2010

Document 1

Form 51-102F3
Material Change Report

Item 1	Name and Address of Company

Crystallex International Corporation (“Crystallex”)
8 King Street East
Suite 1201
Toronto, Ontario
M5C 1B5

Item 2	Date of Material Change

June 30, 2010

Item 3	News Release

A news release was issued under section 7.1 of National Instrument 51-102 and transmitted by Marketwire, Incorporated on June 30, 2010 and is attached hereto as Schedule “A”.

Item 4	Summary of Material Change

On June 30, 2010, Crystallex announced that it has completed its previously announced financing of 70,000,000 units (“Units”) at a price of C$0.50 per Unit for gross proceeds of C$35,000,000.

Item 5	Full Description of Material Change

5.1	Full Description of Material Change

As item 4 above.

5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Neither subsection 7.1(2) nor (3) is being relied upon.

Item 7	Omitted Information

No Information has been omitted on the basis that it is confidential information.

Item 8	Executive Officer

Robert Crombie
President
Telephone: 416.203.2448

Item 9	Date of Report

June 30, 2010

Schedule "A"

For Immediate Release
June 30, 2010
RM: 6 – 10

CRYSTALLEX CLOSES PREVIOUSLY ANNOUNCED FINANCING OF 70,000,000 UNITS FOR C$35,000,000

TORONTO, ONTARIO, June 30, 2010 – Crystallex International Corporation (TSX: KRY) (NYSE-Amex: KRY) announced today that it has completed its previously announced financing of 70,000,000 units (the “Units”) at C$0.50 per Unit (the “Offering Price”) for gross proceeds of C$35,000,000. Each Unit consists of one common share (each, a “Common Share”) and one-half of one Common Share purchase warrant (each whole Common Share purchase warrant, a “Warrant”) of the Company. Each Warrant entitles the holder to acquire one Common Share at a price of C$0.70 until June 30, 2011. The Units were sold on a bought deal basis by a syndicate of underwriters (the “Underwriters”).

The Company has granted the Underwriters an over-allotment option to purchase up to an additional 10,500,000 Units and/or up to an additional 5,250,000 Warrants, exercisable at any time prior to the date that is 30 days following the closing of the offering. If this option is exercised in full, the gross proceeds to Crystallex would increase to C$40,250,000.

Crystallex intends to use the net proceeds from the offering for Las Cristinas project related expenses, debt service and for general working capital purposes.

These securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or the securities laws of any state of the United States and these securities may not be offered or sold, directly or indirectly, within the United States or to, or for the account or benefit of, a U.S. person (as defined in Regulation S under the U.S. Securities Act) without registration under the U.S. Securities Act and any applicable state securities laws unless an exemption from registration is available. This news release is not an offer to sell or the solicitation of an offer to buy the securities in any jurisdiction.

For Further Information:
Investor Relations Contact: Richard Marshall, VP at (800) 738-1577
Email us at: info@crystallex.com

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS:  This press release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Forward-looking statements are based on estimates and assumptions made by Crystallex in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors that Crystallex believes are appropriate in the circumstances.  Many factors could cause Crystallex's  actual results, performance or achievements to differ materially from those expressed or implied by the forward looking statements, including: the conditions to the transactions contemplated by the Agreement not being satisfied, gold price volatility; impact of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves, and between actual and estimated metallurgical recoveries; mining operational risk; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; speculative nature of gold exploration; dilution; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property.  These factors and others that could affect Crystallex's forward-looking statements are discussed in greater detail in the section entitled "Risk Factors" in Crystallex’s Annual Information Form (which is included in the Annual Report on Form 40-F that Crystallex files with the United States Securities and Exchange Commission (the "SEC"), the Canadian Prospectus, dated June 21, 2010,  and elsewhere in documents filed from time to time with the Canadian provincial securities regulators, the SEC and other regulatory authorities.  These factors should be considered carefully, and persons reviewing this press release should not place undue reliance on forward-looking statements.  Crystallex has no intention and undertakes no obligation to update or revise any forward-looking statements in this press release, except as required by law.

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRYSTALLEX INTERNATIONAL CORPORATION
(Registrant)
Date:	June 30, 2010	By:	/s/ Hemdat Sawh
Name: Hemdat Sawh Title: Chief Financial Officer